June 8, 2011

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Response to Comment Letter dated May 27, 2011
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Definitive Proxy Statement on Schedule 14A Filed March 25, 2011
Form 8-K Filed April 28, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-03433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated May 27, 2011, concerning its Annual Report on Form 10-K for the year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A filed on March 25, 2011, Form 8-K furnished on April 28, 2011 and Form 10-Q for the fiscal quarter ended March 31, 2011 (File No. 001-03433). We are responding to the Staff’s comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“2010 10-K” means the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

“Committee” means the Company’s Compensation and Leadership Development Committee.

“Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries, except where otherwise required by the context.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used and whether filed or furnished, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the

Mr. John Cash The Dow Chemical Company June 8, 2011 Page 2

Staff has concluded its review of the Company’s 2010 10-K, Proxy, Form 8-K furnished on April 28, 2011 and Form 10-Q for the fiscal quarter ended March 31, 2011.

“Proxy” means the Company’s Definitive Proxy Statement on Schedule 14A filed on March 25, 2011.

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 18

1.
Please tell us what consideration you have given, if any, to including disclosure concerning the risks posed by the handling and transportation of hazardous substances, such as, for example, liquid chlorine.

RESPONSE
The following risk factor was included on page 20 of the 2010 10-K:

Operational Event: A significant operational event could negatively impact the Company’s results of operations.
As a diversified chemical manufacturing company, the Company’s operations, the transportation of products or severe weather could result in an unplanned event that could be significant in scale and could negatively impact operations, neighbors or the public at large, which could have a negative impact on the Company’s results of operations.

In the past, major hurricanes have caused significant disruption in Dow’s operations on the U.S. Gulf Coast, logistics across the region, and the supply of certain raw materials, which had an adverse impact on volume and cost for some of Dow’s products. Due to the Company’s substantial presence on the U.S. Gulf Coast, similar severe weather in the future could negatively affect Dow’s results of operations.

The Company believes that the references to “the Company’s operations” and “the transportation of products” in the first paragraph of this risk factor cover risks related to the handling and transportation of hazardous substances.

Definitive Proxy Statement on Schedule 14A Filed on March 25, 2011

Compensation Discussion and Analysis, page 20

Elements of Compensation:  Performance Award – Detailed Information, page 23

Mr. John Cash The Dow Chemical Company June 8, 2011 Page 3

2.
We note your response to comment three of our letter dated May 4, 2011.  We note disclosure that the actual award payouts of the performance awards, for named executive officers, was 175% of base salary which was adjusted up by up to 10%.  With a view towards future disclosure, as previously requested, please show us how you calculated the actual payouts disclosed in the Summary Compensation Table for each of your named executive officers, including what percentage of increased payout was applied due to committee discretion, for each named executive officer.  In future filings, please consider an illustrative example.

RESPONSE
We would like to clarify for the Staff the calculation of the performance award. As was stated in the Proxy and in the Company’s prior response dated May 13, 2011, each NEO has a target award opportunity which is expressed as a percentage of base salary. For example, Andrew Liveris had a target award opportunity of $2,635,000, which is 155% of his year-end 2010 base salary. Actual award payouts are then determined by considering performance against each award element (earned base award) and individual performance. For all corporate aligned employees, the earned base award (before considering individual employee performance) was 175% of the target award opportunity, not 175% of base salary. As allowed by the Performance Award Plan, actual award payouts for NEOs can be adjusted up or down by 25% from the earned base award and are based on individual performance and contributions as determined by the Committee. As noted in the Proxy, in 2010 the Committee used this discretion to adjust the NEO’s performance awards up by up to 10%.

Following is the detailed calculation for the NEO’s 2010 performance awards:

Name	2010 Year End Base Salary	2010 PA Target Percent	2010 PA Target Amount	2010 Company/ Business Funding Level	2010 Individual Performance Factor (Committee Discretion)	2010 Total PA Payment Percent	2010 Total PA Payout Amount
Andrew Liveris	$1,700,000	155%	$2,635,000	175%	108%	189%	$5,000,000
William Banholzer	$858,690	105%	$901,625	175%	110%	193%	$1,739,594
Heinz Haller	$862,189	105%	$905,298	146%**	105%	153%	$1,383,545
Charles Kalil	$884,133	105%	$928,340	175%	110%	193%	$1,791,139
William Weideman	$600,000	105%	$630,000	175%	110%	193%	$1,215,522

Column	a	b	c	d	e	f	g
PA Payout Formula			a*b			d*e	c*f

** Mr. Haller was aligned to a business grid for 9 months and to the corporate grid for 3 months which yielded a funding level of 146%.

In Future Filings, we will include an illustrative example of the calculation of the performance awards in the appropriate section of the proxy statement.

Mr. John Cash The Dow Chemical Company June 8, 2011 Page 4

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2. Management’s Discussion and Analysis…, page 39

Changes in Financial Condition, page 54

3.
We note that you have significant foreign operations and significant undistributed earnings of foreign subsidiaries for which you have not provided income taxes.  To the extent applicable and material, please revise future annual and quarterly filings to address the following:

•	Disclose the amount of cash and cash equivalents and short-term investments held by foreign subsidiaries as of each balance sheet date;
•	Discuss the potential tax implications if such funds are needed for your operations in the U.S.; and
•	Discuss your intent to permanently reinvest these funds outside the U.S.

RESPONSE
To the extent applicable and material, the Company will include a disclosure similar to the following example in Future Filings:

The Company had cash and cash equivalents and short-term investments of $7,039 million at December 31, 2010 and $3,562 million at March 31, 2011, of which $1,139 million at December 31, 2010 and $1,314 million at March 31, 2011 was held by foreign subsidiaries.

For each of its foreign subsidiaries, the Company makes an election regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. A deferred tax liability has been accrued for the funds that are available to be repatriated to the United States. At March 31, 2011, management believed that sufficient liquidity was available in the United States. However, in the unusual event that additional foreign funds are needed in the United States, the Company has the ability to repatriate additional funds. The repatriation could result in an adjustment to the tax liability after considering available foreign tax credits and other tax attributes.

In connection with our responses to the Staff’s comments, we acknowledge that:
-	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash The Dow Chemical Company June 8, 2011 Page 5

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by facsimile at (989) 638-9723.

Best regards,

/S/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

cc:           Dale Welcome, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance
Sherry Haywood, U.S. Securities and Exchange Commission
Dietrich King, U.S. Securities and Exchange Commission